Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

CORPORATE PARTICIPANTS

Eddie Jones Corporate Communications, Inc. - Chairman and Principal

Paul J. Diaz Kiindred Healthcare, Inc. - CEO

Stephen D. Farber Kindred Healthcare, Inc. - CFO, EVP

Benjamin A. Breier Kindred Healthcare, Inc. - President, COO

CONFERENCE CALL PARTICIPANTS

Gary Liberman Wells Fargo Securities - Analyst

Chris Rigg Susquehanna Financial Group - Analyst

PRESENTATION

Operator

Good day everyone and welcome to the Kindred Healthcare’s third quarter 2014 conference call. Today’s call is being recorded. At this time, for opening remarks and introductions I would like to turn the call over to Mr. Eddie Jones. Please go ahead, sir.

Eddie Jones - Corporate Communications, Inc. - Chairman and Principal

Thank you and good morning. Welcome to the Kindred Healthcare third quarter conference call. Before the Company’s presentation I would like to read a cautionary statement. This conference call includes forward-looking statements as defined in section 27-A of the Securities Act of 1933 and section 21-E of the Securities Exchange Act of 1934, which involves a number of risks and uncertainties.

Such forward-looking statements are based on management’s current expectations and include known and unknown risks and uncertainties, and other factors, many of which the Company and its management are unable to predict or control, that may cause the Company’s plans with respect to Gentiva, actual results, and performance to differ materially from any future results or performance expressed or implied by such forward-looking statements.

The Company cautions participants that any forward-looking information is not a guarantee of future performance, and that actual results could differ materially from those contained in the forward-looking information. The Company refers you to its reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K, the Company’s other reports filed periodically with the SEC, and its press release regarding the third quarter operating results, for a discussion of these forward-looking statements and other factors that could affect these forward-looking statements.

Many of these factors are beyond the control of the Company and its management. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The information being provided today is as of this date, only and the Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Certain references to operating income or EBITDA, and core free cash flows, as well as other non-GAAP disclosures, have been reconciled with the Company’s consolidated operating results and are available on the Company’s website, www.kindredhealthcare.com. In addition, please access the website to view updated investor slides with — which accompany today’s presentation. This communication does not constitute an offer to purchase or the solicitation of an offer to sell any securities or solicitation of any vote or approval.

The solicitation of any vote or approval of Gentiva shareholders will only be made pursuant to a proxy statement of Gentiva included within the registration statement on form S4 to be filed by the Company. Investors and shareholders should read these filings carefully when they become available, and any other filings made by the Company with the SEC in connection with a possible business combination as they will contain important information.

It is now my pleasure to introduce the participants in today’s call: Paul Diaz, Chief Executive Officer, Ben Brier, President and Chief Operating Officer, and Stephen Farber, Executive Vice President and Chief Financial Officer. Mr. Diaz will begin the call.

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Paul J. Diaz - Kindred Healthcare, Inc. - CEO

Thank you, Eddie, and good morning everyone. Thank you for joining us. We are excited to discuss our results for the third quarter of 2014 today, and the continued momentum we have achieved in our business over the year. Please note we will be referring to slides we have posted on our website throughout the course of this morning’s update. So let me begin if I could on slide three, and I will start by just giving a few highlights of our recent achievements and our opportunities going forward.

We continue to work hard to build a Company that will help shape the American health care delivery system, and address the growing demand for patient-centered care. As evidenced by our strong year-to-date results, we continue to improve team engagement, the quality of our services, clinical outcomes, and patient satisfaction, as measured across our network of services. This is thanks to the effort and dedication of over 63,000 teammates across the country.

We’re also pleased with our third quarter financial results and the improvement in our operating cash flows. Last night we also reaffirmed and tightened our 2014 earnings guidance while maintaining our free cash flow guidance. We remain excited about the enormous opportunity for patients and shareholders that exists to our continued care strategy, that touches all of operations including our integrated care markets, and the progress we have made developing our care management capabilities.

As promised, following several years of repositioning the Company, and working through significant regulatory change, the third quarter marked the commencement of the growth phase of our strategic plan. And as we announced, the signing of the definitive agreement to acquire Gentiva Healthcare Services. This transaction will solidify Kindred’s position as the nation’s premier post-acute health care service provider, with a diverse business and revenue mix.

We are encouraged by Gentiva’s strong results in the third quarter and look forward to working closely with the talented team at Gentiva to complete our combination. We will use the call today to discuss the Gentiva transaction and update you on our plans going forward. Stephen?

Stephen D. Farber - Kindred Healthcare, Inc. - CFO, EVP

Thanks, Paul and good morning. Turning to our third quarter results, slide four breaks the numbers down at a high level. On a year-over-year basis, revenues increased 6% and core operating income increased 7%, driven by hospital volumes, margin growth across all of our businesses, and solid cost controls throughout the Company. Core diluted EPS for the third quarter was $0.11, up from $0.10 in the prior year on a pro forma share count basis.

Looking forward, as you saw in our earnings release yesterday, we also reaffirmed and narrowed our full-year 2014 guidance for income from continuing operations of between $59 and $65 million. Using Kindred’s weighted average diluted share count to 58.3 million shares, this equates to $0.98 to $1.08 per diluted share. With respect to cash flows, we’re very pleased with our progress and performance in the quarter and reported $95 million of core operating cash flow and $72 million of core free cash flow, and reaffirmed our core free cash flow guidance range of $85 million to $105 million before dividends for the year.

Thanks to our strong cash flow we entered the fourth quarter with no outstanding borrowings, roughly $650 million available on our credit line, and $82 million of cash on our balance sheet. Turning now to slide five, Q3 saw a continuation of the trends we have seen over the last year where each of our businesses are driving growth and margin improvement and with that, let me turn the call over to Ben.

Benjamin A. Breier - Kindred Healthcare, Inc. - President, COO

Stephen, thanks. Good morning, everyone. Let me start by taking a moment as I usually do, please, to recognize all of our teammates here at Kindred for their incredibly hard work. You know, Paul and I continue to be inspired by their care, their commitment and on behalf of both of us and our Board we want to thank everybody for all they do for this Company and for the patients and residents we serve. Let’s quickly recap our Operating division performance for the third quarter which we’ve outlined on slide six through nine.

Beginning with our Hospital Division we had another strong quarter, with same-store hospital admissions increasing 3% compared to the same period last year. This represents our second consecutive quarter of same-store admissions growth of 3%. We also managed expenses to an incredible less than 1% growth in core operating cost per patient day, thanks to the continued focus of our operators. We’re seeing ongoing clinical success with low rates of re-hospitalization and strong employee and patient satisfaction in this division.

In our RehabCare Division, we continue to make great progress as evidenced by our sequential operating income growth and margin improvement. On the operating income side we saw a 9% increase, while margins expanded to 11.7% from 11% compared to the same period a year ago. We have focused on reducing costs and driving efficiencies across all of our divisions, and RehabCare continues to lead that effort. We’re also pleased that with respect to development, we have added 90 net new skilled new — nursing rehabilitation contracts in 2014.

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

In our Nursing Center Division we continue to move in the right direction with strong operational fundamentals, low nursing turnover, and improved performance on CMS’s 5-Star program, an encouraging sign, we think, of organic growth and sustained stability. Nursing Center core operating income increased 16% over last year, primarily due to our strong revenue growth. Operating margins also significantly improved due to improved reimbursement rates, ongoing repositioning, and cost control initiatives. Our efforts to reshape our Nursing Center Division are finally becoming apparent in the results and the improvement that we are seeing.

Lastly, our Care Management Division with Kindred at Home delivered 60% revenue growth and tripled core operating income compared to the same period last year. We’re very proud that nearly 50% of all of the home health locations were named to the HomeCare Elite as top 25% of the nation’s home health agencies in quality and performance. The positive results in our Home Health and Hospice operations reflect the continued execution improvement of our Care Management Division, which they have enabled through better process, technology, and team.

Alright, having now discussed our solid core operating results, I would like to discuss the progress we’re making with the deal we announced this quarter with Gentiva. But before doing so, let me take a moment just to address an issue that’s been at the forefront of national media discussions for the last several weeks, the Ebola virus and its presence in the U.S. Immediately here at Kindred, after we learned of the first Ebola-positive patient within our nation’s borders, we implemented comprehensive precautions and policies in order to protect our employees, our patients, and families.

Kindred has caregivers with ties to many areas outside the U.S. including West Africa, and the specific countries most affected by this disease. Out of an abundance of caution for the health and safety of our patients, families and staff we put in place a travel policy that sets forth criteria to identify individuals who either return from an affected country, or who have had exposure to an individual with a confirmed case of Ebola. Employees who met these criteria are immediately placed on a 21-day paid leave, if they left an affected country and/or had a contact with a confirmed case of Ebola. We provided details of these protocols for our staff, vendors, patients, and families, and continue to issue communications on this topic no less than once a week. And we’ll continue to monitor the situation and respond as needed.

As you know then, last month we announced the agreement to acquire Gentiva. The transaction is pending various approvals, and we expect it to close in the first quarter of 2015. On slides 11 and 12, I’d like to illustrate some of what we believe are the compelling merits of the combination, and briefly review some of the highlights. The combination with Gentiva enhances Kindred’s industry-leading position as the nation’s premier post-acute and rehab service provider, and creates the largest and most geographically diversified home health and hospice organization in the United States.

It also expands and enhances our presence in 20 of the top MSAs in the U.S., and Kindred’s integrated markets, which will support better coordinated care with more efficient and cost-effective approach, an approach that we believe is strongly preferred by consumers and payers. The transaction diversifies Kindred’s business and revenue mix and delivers substantial cost and revenue synergies. Once the merger is complete, 50% of Kindred’s $7 billion in revenue will come from non-in-patient settings. Synergies expected to be north of $70 million at the end of year two of the transaction will be immediate — will be meaningfully accretive to our earnings.

The deal also enhances Kindred’s revenue and margin profile and margin growth profile. It increases financial flexibility, it lowers our cost of capital, it reduces our rent and CapEx as a percent of revenue, and it generates substantial free cash flows to quickly de-lever, while supporting a meaningful dividend. The Gentiva transaction combination creates significant value we believe for both shareholders of both companies through significant accretion and cash flow generation.

And so together with Gentiva we’ll have the scale, the technical capabilities and the geographic presence to provide high-quality integrated care to patients across the full continuum. We’ve been busy here and in the last few weeks we announced — since we announced the transaction, we’ve already made significant progress in planning the integration of our two companies. We have been hard at work planning our integration starting with the formation of what we call an IMO or an Integration Management Office, and on slides 13 through 15 you can see we’re going to cover some of those highlights.

Look, at the outset of this process we felt it was important to define clear operating principals that will guide our integration planning and execution, and we remain committed to our patients first and foremost, preventing disruption to their care while also focusing on protecting the targeted revenue streams, retaining key talent, meeting our reporting obligations, achieving the synergies we’ve laid out, and fully preparing for day one after the close. Our integration team comprises top talent from both organizations and we look forward to continuing to work closely with Gentiva to achieve a smooth transaction.

To that end this week, we also made an exciting announcement regarding Kindred at Home’s ongoing leadership. David Causby, currently Gentiva’s President and Chief Operating Officer, will become President of Kindred at Home upon closing of the acquisition of Gentiva. We’re thrilled to have such a strong leader with a proven expertise in home care, hospice, and community care leading this business as it goes through the transition. David’s deep understanding of Gentiva’s operations, people, and systems will be invaluable and we look forward to having him in his new role.

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

His presence will help to ensure a smooth transition and a successful integration and we think ultimately bring a higher level of certainty on achieving our cost and revenue synergy goals, and advancing this business going forward. Let me now turn it back to Steve and he’ll spend a few minutes discussing the financial benefits of the transaction, and our financing plans in greater detail. Stephen.

Stephen D. Farber - Kindred Healthcare, Inc. - CFO, EVP

Thanks, Ben. Turning to slide 16 for a summary of the transaction. Under the agreement Gentiva shareholders will receive $14.50 per share in cash, and $5 of Kindred common stock, with a fixed exchange ratio of 0.257 Kindred shares per Gentiva share. The transaction is valued at approximately $1.8 billion including the assumption of debt. On a pro forma basis, the combined Company is expected to generate annual revenues of approximately $7.1 billion and $1 billion of EBITDAR including expected synergies.

The transaction is expected to be immediately and significantly accretive to Kindred’s pro forma earnings and operating cash flows exclusive of transaction and integration costs. In addition to the expected cost synergies of approximately $70 million ramping up over the two-year period post-closing, we also inspect to realize annual revenue synergies of more than $60 million over time.

I particularly want to call attention to Gentiva’s terrific operating results which they announced last night. Their performance is exactly what we had hoped for and counted on in the context of this transaction, and we have great confidence it will continue to track consistent with their guidance, which I’m sure most of you have seen they reconfirmed last night. Expecting adjusted EBITDA of $183 million to $195 million for the year, as well as revenue guidance of roughly $2 billion. This momentum bodes well for our combination and further validates and de-risks our acquisition thesis.

Slide 18 outlines the combined Company’s pro forma P&L and our significant increase in scale. Together we will have $7.1 billion of pro forma revenue, $1 billion of synergized EBITDAR and roughly $640 million of synergized EBITDA, which represents an increase in EBITDA margin of roughly 150 basis points compared to Kindred’s stand-alone. Moving on to slide 19, I want to emphasize the extraordinary value this transaction creates for Kindred and Gentiva shareholders.

Starting with earnings, we expect this transaction to add roughly $0.40 to $0.60 of accretion to Kindred’s forward earnings on a run-rate basis, two years after the closing when the integration of Gentiva is complete. It’s important to note that that calculation already takes into account our expected increase in share count from our 64 million shares today to the expected 85 million shares post-closing. The pro forma snapshot of the combined Company is a compelling value proposition and we’re very excited about the significant accretion to our EPS and our preliminary view of the Company’s future earnings power.

Turning to slide 20, in terms of financing we have obtained a fully committed bridge loan back stop from Citi and J.P. Morgan, and subject to market and other conditions intend to finance the deal by issuing $200 to $300 million in total of some mix of common stock and mandatorily convertible equity securities, issuing roughly $1.3 to $1.4 billion worth of bonds, and by drawing on our existing line of credit to fund the remaining amount. I would like to emphasize again our commitment to maintaining a moderate leverage profile. As we’ve said before we expect leverage at closing to be roughly 5.5 times adjusted debt to EBITDAR. We expect over two years to reduce leverage to the 5.0 times area or somewhat below, and we maintain our long-term leverage goal of leverage in the mid four times range going up or down a bit depending on opportunities within the business. And with that I will turn it back to Paul.

Paul J. Diaz - Kindred Healthcare, Inc. - CEO

Thanks, Stephen. Let me wrap-up beginning on page 22. As most of you know, we’ve worked pretty hard here over the last few years to transform Kindred from a silo-based operator of skilled nursing facilities and hospitals into an organization designed to meet the needs and the growing demand for integrated patient care with the diversified service offerings in our Integrated Care Market. We believe that we are the forefront of a changing health care delivery system and that our combination with Gentiva significantly accelerates our ability to provide patients with an integrated suites of service. Turning to 23, this repositioning has enhanced our growth profile and improved our margins and profitability from an operating cash flow perspective. We have successfully shifted our focus to faster-growing, less capital-intensive businesses, and through the combination with Gentiva we are poised to realize even greater success.

Together with Gentiva we expect to deliver a 60 basis point improvement in revenue growth headed into 2015, and expand our EBITDA margins to 9% from 7.4% on a stand alone basis. Turn to slide 24, we have also made significant improvement in our capital structure. Reducing capitalized lease obligations with more flexible debt and equity, positioning us for future growth with lower risk. Looking ahead, we are committed to grow and deliver — de-lever over time.

The combination of reduced lease exposure and improved cash flow as a combined company, puts us in a great position to generate free cash flow to accomplish both and return cash to shareholders through our recurring dividend. We expect to maintain, as Stephen said, net adjusted leverage of approximately 5.5% — 5.5 at closing, and de-lever quickly over the next two years to 5.0 or below. Finally, on slide 25 you will note that despite a difficult operating environment that featured sequential years of reimbursement cuts and change and a wholesale restructuring of our Company and capital structure we have continued to grow. And heading into the fourth quarter of 2014 are very excited about our future.

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

So before I take your questions I want to just give a shout-out to our teammates, as Ben mentioned, who are delivering every day on our mission. Especially I want to thank the senior leaders in the organization who have deftly managed our business, at the same time successfully growing it; specifically to Mike Beal, the President of our Nursing Center Division and Steve Monaghan, President of our Hospital Division, Pat Henry, the President of RehabCare and John Rousseau, the President of Kindred’s Care Management Division who will partner with David Causby going forward.

I also want to mention — and the efforts of the Scott Blanchette, our CIO and Steve Cunanan, our Chief People Officer who will be leading our integration planning efforts, and welcome David Causby who will be joining Kindred once we close, to lead our Kindred at Home business. We’ve had many great executives in our organization over the years, but the team today is the strongest we have ever had, and really positioned to move us forward.

Finally, I want to thank Ben and Stephen, and our Board of Directors, and especially our Chair Phyllis Yale, whose counsel and leadership have been indispensable and major contributors for our growth and success. With that we’ll take your questions.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) We’ll go first to Chris Rigg with Susquehanna Financial Group.

Chris Rigg - Susquehanna Financial Group - Analyst

(Inaudible - microphone inaccessible) for Chris. Thanks for taking our questions. So it looks like the operating cash flow improved meaningfully between second quarter and third quarter. Could you just provide a little additional color of what kind of occurred?

Stephen D. Farber - Kindred Healthcare, Inc. - CFO, EVP

Sure. Sure. There were — there were a number of factors. If you recall back at the end of Q2 we had a number of working capital items that had been delayed for various reasons. We also had been through a couple of CBO consolidations and there was — there was some consolidation efforts that needed to continue there, so a number of those things turned around as we expected over Q3 and we still have more over the next few quarters that we expect to continue to drive our cash flow.

Chris Rigg - Susquehanna Financial Group - Analyst

All right. Thanks. And then one of your peers recently said that CMS issued an — its interpretation of the final LTAC moratorium where they’re going to incur additional start-up costs in Q4 in 2015. Do you currently have any LTACs under development and do you see — can you provide us any color if you expect any impact in fourth quarter or for 2015?

Stephen D. Farber - Kindred Healthcare, Inc. - CFO, EVP

We think the impact to us will be minimal. We do not have any current LTACs under development. There may be one LTAC that we opened recently that under — under the context of how they are re-interpreting this rule that might be affected but nothing that would be material to earnings for us next year.

Chris Rigg - Susquehanna Financial Group - Analyst

All right. Thank you.

Paul J. Diaz - Kindred Healthcare, Inc. - CEO

Thank you.

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

Operator

(Operator Instructions). We’ll go next to Gary Lieberman with Wells Fargo.

Gary Liberman - Wells Fargo Securities - Analyst

Good morning. Thanks for taking the question. Home health rule recently came out. Any thoughts on that that were out of the ordinary or things that were interesting?

Paul J. Diaz - Kindred Healthcare, Inc. - CEO

No. I think it was clarifying and pretty much as expected. You know, certainly some more flexibility around the physician certs is very helpful, and visibility on the rates going forward. And as I think as we saw in all of our business a reasonably quiet regulatory period that gives us a lot of visibility in really all of our businesses going into 2015. And that’s exceedingly helpful across our enterprise given all of the opportunities that were obviously discussed today.

Gary Liberman - Wells Fargo Securities - Analyst

And then looking at the Hospital business, it looks like you had some pretty nice Medicaid growth year-over-year. Is there a reform benefit that you can put your finger on and if there is, what do you think the impact is going forward?

Benjamin A. Breier - Kindred Healthcare, Inc. - President, COO

Gary, I would just point out a couple things in the Hospital Division. Yes, we did have some good Medicaid growth particularly on the Medicaid-managed side, and I think that that is a combination as we talked about last quarter of some of the downstream referrals coming out of the — some of the expansion states. But I also think it’s around, particularly out in California where they have advanced a dual eligibles project. We’re moving Medicaid-managed patients into our hospitals there in a pretty meaningful way.

So look we — we like the additional volume and we’re going to continue to aggressively pursue it. We think we can make a good margin on the business and care for patients who need that care. There’s one other thing, though, that I would point out that I think is interesting, in the context of the Medicaid-managed growth and that is that in our Medicare fee-for-service line, we had substantive growth there as well on a year-over-year basis. Our Medicare business in the Hospital division grew almost 2.5% year-over-year, and so we’re seeing it coming from a lot of different paths and I wouldn’t read too much into the mix-shift this quarter other than we’re happy to see 3% growth total.

Gary Liberman - Wells Fargo Securities - Analyst

What do you think going forward? Can that 3% growth sustain, or do you think it was sort of a one-time event?

Benjamin A. Breier - Kindred Healthcare, Inc. - President, COO

Well, you know, look it’s the second quarter in a row now that we’ve shown 3% growth so we’re happy with that. I think that you will — you continue to see as we are seeing the short-term acute hospital systems report that they continue to see a reduction in their self-pay business and growth in Medicaid, and we will benefit from that. And so I think volumes seem to be remaining relatively stable here as we move into the fourth quarter, notwithstanding what appears to be the start of a weak flu season, which always has some effect. But we’ll see. Look, we have a good team in place and we’re — we’re hopeful that we’ll keep up the results of the last two quarters.

Gary Liberman - Wells Fargo Securities - Analyst

Great. Thanks a lot.

NOVEMBER 06, 2014 / 03:00PM GMT, KND - Q3 2014 Kindred Healthcare Inc Earnings Call

Paul J. Diaz - Kindred Healthcare, Inc. - CEO

Yes. So Gary the only thing I would add to that is, as we talked about, we believe that over time the criteria and the changing care landscape, including the dual eligibles, that there’s a broader opportunity for the LTAC value proposition and again we’re starting to see pockets of that. So we’re encouraged by that.

Operator

And with no further questions in the queue I would like to turn the conference back to Mr. Paul Diaz for any additional or closing remarks.

Paul J. Diaz - Kindred Healthcare, Inc. - CEO

Well, we were prepared for a lot more fun today. So, well we thank you all for your participation. Again, as stated, we are really excited about the progress we’ve made year-to-date and year-over-year in all of our businesses. We are very excited to be partnered up with Gentiva. And again the planning efforts there are moving quickly and we’re just really thrilled by the addition of David Causby to our team, and how John Rousseau and the rest of the team are coming together with David to lead the Gentiva effort, and we appreciate your time this morning on the call. Thank you very much.

Operator

Again, that does conclude today’s presentation. We thank you for your participation.

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